

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2022

Wang Huang
Chief Executive Officer
Zepp Health Corp
Huami Global Innovation Center
Building B2, Zhong'an Chuanggu Technology Park
No. 900 Wangjiang West Road
Hefei, 230088
People's Republic of China

   Re: Zepp Health Corp
    Form 20-F for the Fiscal Year Ended December 31, 2021
    Response dated September 14, 2022
    File No. 001-38369

Dear Wang Huang:

  We have reviewed your September 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-9

1. The corporate chart of the Company identifies two VIEs (see list below). Please provide a detailed legal analysis of the status of these VIEs under section 3 of the Investment Company Act of 1940 ("Company Act"), including with respect to the following:

  1. Include an analysis of the VIEs under sections 2(a)(9), 2(a)(24) and 2(a)(42) under the Company Act.

2. Who is the manager and what is the governance structure of each VIE.
3. What entity controls/owns the VIE.
4. Whether and under what circumstances the contractual rights under the VIE could be limited or extinguished.

Entities Zepp identified as a VIE
1. Anhui Huami Information Technology Co., Ltd
2. Huami (Beijing) Information Technology Co., Ltd.

Note 10. Long-Term Investments, page F-31

2. The corporate structure chart of the Company identities six entities (see list below) that are identified as investment companies. Please provide a detailed legal analysis of these entities and their status under section 3 of the Company Act. If any of these entities relies on an exemption or exclusion from the Company Act, provide a detailed legal analysis supporting your determination that the exemption/exclusion is available to you.

Entities Zepp identified as an investment company
1. Zepp Investment Platform
2. Beijing Huami Intelligent Technology Co., Ltd.
3. Anhui Huami Health Technology Co., Ltd.
4. Dingshow
5. Huzhou Huayuan Chuangxu Management Consulting Partnership (L.P.)
6. Anhui Shunyuan Xinke Management Consulting Partnership (LP)

You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology